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                                                                    EXHIBIT 19.2
                                  NEWS RELEASE

                        Silver Ledge, Incorporated, a Clearfield, Utah based Nevada corporation which recently changed its domicile from Montana to Nevada ("Silver Ledge"), OTC Bulletin Board Symbol, "SILL," announced today the closing of an Agreement and Plan of Merger (the "Plan") pursuant to which Net Telecommunications, Incorporated, a Nevada corporation ("Net Tel"), merged with and into Silver Ledge, with Silver Ledge being the surviving corporation

                        Pursuant to the Plan, the 43,657,907 outstanding shares of Silver Ledge are to be reverse split on a basis of 40.087785 for one, reducing the pre-Plan outstanding shares of Silver Ledge to 1,089,057 shares, and the name of Silver Ledge is to be changed to "Net Telecommunications, Incorporated." As a result, approximately 40 shares of pre-split common stock of Silver Ledge will equal one post-split share of common stock of Silver Ledge; the reverse split and name change shall be effective on the filing of the Articles of Merger with the Secretary of State of Nevada, which is anticipated to be on Thursday, July 11, 1996. The Plan is deemed to be effective for accounting purposes as of June 30, 1996.

                        As a part of the Plan, an Exchange Agreement, which was approved by the written consent in accordance with the Nevada Revised Statutes of non-interested persons who owned a majority of the outstanding voting securities of Silver Ledge, was executed by Silver Ledge and Robin D. Porter, Rodney G. Porter, Karen Porter and Jennie Porter, who were principal stockholders or members of management of Silver Ledge, and pursuant to which Silver Ledge exchanged all of its interest in the securities of all of its subsidiaries to the Porters for the 689,057 post-split shares of Silver Ledge owned by the Porters. All of the pre-Plan properties, assets and business of Silver Ledge was held by and conducted through these subsidiaries. As a result of the Exchange Agreement, Silver had no assets or liabilities immediately prior to the completion of the merger with Net Tel.

                        Pursuant to the Plan, approximately 6,000,000 post-split "unregistered" and "restricted" shares of Silver Ledge's common stock are to be issued to the stockholders of Net Tel in exchange for all of their respective shares of Net Tel; and an additional 1,600,000 post-split shares of common stock were agreed to be issued to certain consultants of Silver Ledge and Net Tel, 750,000 to be issued under a written Consultants' Compensation Plan and an S-8 Registration Statement, and 850,000 to be issued pursuant to Regulation S of the Securities and Exchange Commission, which will result in there being 8,000,000 post-split outstanding shares following the completion of the Plan.

                        Stockholders of Silver Ledge and Net Tel will be afforded Dissenters' Rights under the Nevada Revised Statutes.

                        Net Tel is a successor to Long Distance International, Inc., a Nevada corporation, which was formed on October 24, 1994, and commenced operations in May, 1995, primarily as a resaler of long distance services.
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July 22, 1996
News Release
Silver Ledge, Incorporated

                        Silver Ledges current directors and executive officers have resigned, in seriatim, and the following persons have been designated to serve on the Board of Directors and as executive officers until the next respective annual meetings of the stockholders and directors or until their respective successors have been elected and qualified or their prior resignations or terminations: Michael Gorts, President and Director; Robert Briare, Secretary, Treasurer and Director; Robert P. Amira, Director; Lonnie Ellis, Director; Chris Fanelli, Director; Doug Staite, Director; and Tony Tegano, Director. These persons held the same positions with Net Tel prior to the completion of the Plan.

                        The new principal executive offices of the reorganized company are located at 8170 West Sahara Avenue, Suite 203, Las Vegas, Nevada 89117.

                        For further information, contact: Robert Briare at Telephone No.702-256-9956, Facsimile No. 702-256-9233.

July 10, 1996

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